

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Brent Pfeiffenberger
Chief Executive Officer
Century Therapeutics, Inc.
25 North 38th Street, 11th Floor
Philadelphia, PA 19104

> **Re: Century Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 15, 2024**
> **File No. 333-279422**

Dear Brent Pfeiffenberger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Justin S. Platt, Esq.